                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 14)(1)

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  706,676
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              706,676
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    706,676
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  706,676
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              706,676
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    706,676
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 4 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  715,676(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              715,676(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    715,676(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Consists  of  9,000  shares  of  Common  Stock  owned  directly  by Mr.
         Lichtenstein and 706,676 shares of Common Stock owned directly by Steel
         Partners II, L.P.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 5 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 6 of 11 Pages
----------------------                                    ----------------------

         The following  constitutes Amendment No. 14 ("Amendment No. 14") to the
Schedule 13D filed by the undersigned. This Amendment No. 14 amends the Schedule
13D as specifically set forth.

         Item 3 is hereby amended and restated to read as follows:

         Item 3.      Source and Amount of Funds or Other Consideration.

         The  aggregate  purchase  price of the  706,676  Shares  owned by Steel
Partners II is $6,023,293,  including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership  funds. The aggregate  purchase price of the 9,000 Shares owned directly by Mr.  Lichtenstein  is $176,660.  The
Shares owned directly by Mr.  Lichtenstein were acquired with his personal funds upon the exercise of options previously awarded to him when he was a director of the Issuer.

         Mr. Quicke  beneficially owns 3,000 Shares underlying options that were awarded to him in his capacity as a director of the Issuer.

         Item 5(a) is hereby amended and restated to read as follows:

         (a) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  15,390,242  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended  October 31, 2006, as filed with the  Securities and Exchange Commission on December 8, 2006.

         As of the close of  business  on  January 8, 2007,  Steel  Partners  II beneficially  owned  706,676  Shares,  constituting  approximately  4.6% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 706,676 Shares owned by Steel Partners II, constituting  approximately  4.6% of the Shares  outstanding.  Mr. Lichtenstein beneficially  owned 715,676  Shares  (consisting  of (i) 706,676 Shares owned by
Steel  Partners  II that Mr.  Lichtenstein,  as the sole  executive  officer and managing  member of Partners LLC, which in turn is the general  partner of Steel
Partners II, may be deemed to  beneficially  own, and (ii) 9,000 Shares directly owned by Mr.  Lichtenstein),  constituting  approximately  4.7%  of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 706,676  Shares owned by Steel  Partners II by virtue of his authority to vote and dispose of such Shares.

         Mr. Quicke  beneficially owns 3,000 Shares underlying  options that are exercisable within 60 days of the date hereof.

         Item 5(c) is hereby amended to add the following:

         Schedule A annexed hereto lists all transactions in the Issuer's Common
Stock by the  Reporting  Persons  since the  filing of  Amendment  No. 13 to the
Schedule 13D. All of such transactions were effected in the open market.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 7 of 11 Pages
----------------------                                    ----------------------

         Item 5(e) is hereby amended and restated to read as follows:

         (e) As of January  5,  2007,  the  Reporting  Persons  ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

         Item 7 is hereby amended to add the following exhibit:

                  10. Power of Attorney.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 8 of 11 Pages
----------------------                                    ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: January 9, 2007             STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C.,
                                       General Partner

                                   By: /s/ Lauren Isenman
                                       -----------------------------------------
                                       Lauren Isenman
                                       As Attorney In Fact for Warren G. Lichtenstein,
                                       Managing Member

                                   STEEL PARTNERS, L.L.C.

                                   By: /s/ Lauren Isenman
                                       -----------------------------------------
                                       Lauren Isenman
                                       as Attorney In Fact for Warren G. Lichtenstein,
                                       Managing Member

                                   /s/ Lauren Isenman
                                   ---------------------------------------------
                                   LAUREN ISENMAN
                                   as Attorney In Fact for Warren G. Lichtenstein,
                                   Individually

                                   /s/ John J. Quicke
                                   ---------------------------------------------
                                   JOHN J. QUICKE

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 9 of 11 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                          Page
         -------                                                          ----

1.       Joint Filing Agreement by and among Steel Partners II,            --
         L.P., Steel Partners, L.L.C. and Warren G.
         Lichtenstein, dated December 2, 2003 (previously filed).

2.       Purchase Trading Plan Agreement by and between Steel              --
         Partners II, L.P. and Mutual Securities, Inc., dated
         January 15, 2004 (previously filed).

3.       Letter from Steel Partners II, L.P. to the Corporate              --
         Secretary of Layne Christensen Company, dated December
         21, 2004, submitting a stockholder proposal (enclosures
         omitted) (previously filed).

4.       Letter from Steel Partners II, L.P. to the stockholders           --
         of Layne Christensen Company, dated May 25, 2005
         (previously filed).

5.       Director Nomination Letter from Steel Partners II, L.P.           --
         to Layne Christensen Company, dated February 2, 2006
         (previously filed).

6.       Joint Filing and Solicitation Agreement by and among              --
         Steel Partners II, L.P., Steel Partners, L.L.C., Warren
         G. Lichtenstein, James Henderson and John Quicke, dated
         February 2, 2006 (previously filed).

7.       Settlement Agreement by and among Layne Christensen               --
         Company, Steel Partners II, L.P., Steel Partners, L.L.C.
         and Warren G. Lichtenstein, dated March 31, 2006
         (previously filed).

8.       Sales Trading Plan Agreement by and between Steel                 --
         Partners II, L.P. and Mutual Securities, Inc., dated
         October 4, 2006 (previously filed)

9.       Powers of Attorney (previously filed).                            --

10.      Power of Attorney.                                                11

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 10 of 11 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 ----------------------------------------------
                      Amendment No. 13 to the Schedule 13D
                      ------------------------------------

Shares of Common Stock              Price Per                        Date of
   Purchased/(Sold)                 Share ($)                     Purchase/Sale
   ----------------                 ---------                     -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
      (50,000)                       33.3592                       12/20/06
       (5,314)                       33.0012                       12/21/06
       (2,190)                       33.0000                       12/22/06
      (24,356)                       33.0635                       12/29/06
      (50,000)                       33.9028                       01/03/07
      (80,000)                       34.0331                       01/04/07
      (50,000)                       33.6452                       01/05/07
      (50,000)                       33.6595                       01/08/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                 JOHN J. QUICKE
                                 --------------
                                      None

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 11 of 11 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints LAUREN ISENMAN signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned  all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

     2. do and  perform  any and all acts for and on behalf  of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

     3. take any other  action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

     This Power of Attorney shall remain in full force and effect until December
31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                   STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                By: /s/ Warren G. Lichtenstein
    General Partner                           ----------------------------------
                                              Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                Managing Member
    ----------------------------------
    Warren G. Lichtenstein
    Managing Member                       /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein